                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K


                                   (Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 2002

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


 For the transition period from                        to
                                ----------------------    ----------------------

 Commission file number               0-12640
                       -------------------------------

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            ELECTRO-TEC CORPORATION
                        EMPLOYEE RETIREMENT BENEFIT PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                           315 E. EISENHOWER PARKWAY
                                   SUITE 300
                              ANN ARBOR, MI 48108

                            Electro-Tec Corporation
                        EMPLOYEE RETIREMENT BENEFIT PLAN


                       Index to Financial Statements and
                             Supplemental Schedule


                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002


                                    CONTENTS

The following documents are attached hereto as exhibits:

    Report of Independent Auditors............................................1

    Statements of Assets Available for Benefits...............................2
    Statement of Changes in Assets Available for Benefits.....................3
    Notes to Financial Statements...........................................4-9

    Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)..........10
    Consent of Independent Auditors..........................................11
    Certification............................................................12

In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Electro-Tec Corporation Employee Retirement Benefit Plan

Date: June 26, 2003

By:  The Plan Administrative Committee





                         By: /s/ John F. Brocci
                             ----------------------
                         John F. Brocci
                         Chairman
                         Plan Administrative Committee

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
Electro-Tec Corporation Employee Retirement Benefit Plan
December 31, 2002 and 2001 and Year ended December 31, 2002 with Report of Independent Auditors

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                            Financial Statements and
                              Supplemental Schedule


                         December 31, 2002 and 2001 and
                          Year ended December 31, 2002



                                                     CONTENTS
Report of Independent Auditors....................................................................................1

Financial Statements

Statements of Assets Available for Benefits.......................................................................2
Statement of Changes in Assets Available for Benefits.............................................................3
Notes to Financial Statements.....................................................................................4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)..................................................10

                         Report of Independent Auditors


Administrative Committee
Electro-Tec Corporation Employee Retirement Benefit Plan

We have audited the accompanying statements of assets available for benefits of the Electro-Tec Corporation Employee Retirement Benefit Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

May 23, 2003

                             Electro-Tec Corporation
                      Employee Retirement Benefit Plan

                   Statements of Assets Available for Benefits

                                                                                       DECEMBER 31
                                                                                   2002         2001
                                                                              -------------------------------
ASSETS
Investments, at fair value:
  Guaranteed Income Fund                                                        $ 1,727,583    $ 1,588,752
  Pooled separate accounts                                                        3,290,447      4,026,074
  Kaydon Corporation common stock                                                   408,083        454,954
                                                                              -------------------------------
Total investments                                                                 5,426,113      6,069,780

Receivable:
  Dividend receivable                                                                 2,300          2,394
                                                                              -------------------------------
Assets available for benefits                                                   $ 5,428,413    $ 6,072,174
                                                                              ===============================

See accompanying notes.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

              Statement of Changes in Assets Available for Benefits

                          Year ended December 31, 2002



ADDITIONS
Participant contributions                                          $ 379,144
Employer contributions                                               277,596
Interest and dividend income                                          85,753
Rollovers                                                             58,742
                                                           ------------------
                                                                     801,235

DEDUCTIONS
Benefit payments to participants                                     563,486
Administrative expenses                                                1,189
                                                           ------------------
                                                                     564,675

Net realized and unrealized depreciation
 in fair value of investments                                       (880,321)
                                                           ------------------
Net decrease                                                        (643,761)
Assets available for benefits at beginning of year                 6,072,174
                                                           ------------------
Assets available for benefits at end of year                     $ 5,428,413
                                                           ==================




See accompanying notes.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                          Notes to Financial Statements

                               December 31, 2002



1. DESCRIPTION OF PLAN

The following description of the Electro-Tec Corporation Employee Retirement Benefit Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan. Electro-Tec Corp. (the Company), a wholly owned subsidiary of Kaydon Corporation (Kaydon) sponsors the Plan. All employees of the Company who are 21 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following completion of the 1,000th hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA.) The Plan was amended and restated on February 19, 2002 (effective January 1, 1997) to address certain required legislative changes.

CONTRIBUTIONS

Participants may elect to make both tax-deferred contributions through payroll deductions, which may not exceed 50% of compensation, as defined and after-tax voluntary contributions. The maximum contributions for the year, which includes pre-tax employee contributions, after-tax voluntary contributions and employer matching and discretionary contributions is 100% of compensation less tax-deferred contributions subject to other limits. Under the terms of the Plan, the Company contributes to the Plan an amount equal to the payroll deduction contribution by each participant up to 3% of the participant's compensation, as defined by the Plan, and 75% of each participant's contribution in excess of 3% of compensation, not to exceed an additional 4% of each participant's compensation, as defined. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary employer contributions in 2002.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant to reflect the participant's contributions, the employer contributions, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund. A participant forfeits the unvested portion of employer contributions upon five consecutive breaks in service (a single break in service defined as a plan year during which a participant fails to complete 500 hours of service). Forfeited amounts are applied to reduce future employer contributions.

VESTING

All participant contributions and earnings thereon are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratable over seven years of service (six years for employer contributions after January 1, 2002), as defined by the Plan.

PAYMENT OF BENEFITS

Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation Common stock. Benefits for participants in other funds are paid in cash. The payment date must not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 70 1/2 if the value of the distribution exceeds $5,000. As described in the Plan, in certain hardship situations, participants may withdraw a portion of their account balances while actively employed.

VOTING RIGHTS

Each participant is entitled to exercise voting rights attributable to the Kaydon Corporation common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is permitted to vote any share for which instructions have not been given by a participant.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed the intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the Plan year.

ADMINISTRATIVE EXPENSES

Although not required to do so, the Company paid certain administrative expenses of the Plan during 2002. The remaining expenses were paid for out of Plan assets by CG Trust Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)




3. INVESTMENTS

Investments that represent 5% or more of the fair value of the Plan's assets are as follows:

                                                                                 DECEMBER 31
                                                                            2002             2001
                                                                       -----------------------------
   Guaranteed Income Fund                                              $  1,727,583    $  1,588,752
   Large Cap Growth/Goldman Sachs Fund                                    1,224,886               *
   Actively Managed (Core) Bond Fund                                        698,258         554,904
   INVESCO Dynamics Fund                                                    524,824               *
   Kaydon Corporation common stock                                          408,083         454,954
   Balance I/Wellington Fund                                                344,806         417,934
   Large Cap Growth/Putnam Fund                                                   *       1,500,151
   Credit Suisse Emerging Growth Account                                          *         843,514


   * Investment did not meet threshold.

During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices, as follows:

                                                                                                NET
                                                                                            DEPRECIATION
                                                                                            IN FAIR VALUE
                                                                                             DURING YEAR
                                                                                           ---------------
   Pooled separate accounts                                                                  $  (853,109)
   Kaydon Corporation common stock                                                               (27,212)
                                                                                           ---------------
                                                                                             $  (880,321)
                                                                                           ===============

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)





4. GUARANTEED INCOME FUND

During 2002 and 2001, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Connecticut General Life Insurance Company. The Guaranteed Income Fund declares interest rates in advance for six-month periods. In determining the rate of interest to be guaranteed for the upcoming six-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expense, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The crediting interest rate on this fund was 4.90% for January 1, 2002 through June 30, 2002 and 4.35% for July 1, 2002 through December 31, 2002.

5. RECONCILIATION TO FORM 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

   Assets available for benefits per the financial                                       $   5,428,413
    statements at December 31, 2002
   Less dividends receivable at December 31, 2002                                               (2,300)
                                                                                        ----------------
   Assets available for benefits per the Form 5500 at                                    $   5,426,113
    December 31, 2002                                                                   ================

   Assets available for benefits per the financial                                       $   6,072,174
    statements at December 31, 2001
   Less dividends receivable at December 31, 2001                                               (2,394)
                                                                                        ----------------
   Assets available for benefits per the Form 5500 at                                    $   6,069,780
    December 31, 2001                                                                   ================

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                    Notes to Financial Statements (continued)



5. RECONCILIATION TO FORM 5500 (CONTINUED)

The following is a reconciliation of interest and dividends per the financial statements to the Form 5500 for the year ended December 31, 2002:

   Interest and dividends paid to the Plan per the                                             $  85,753
     financial statements
   Add dividends receivable as of December 31, 2001                                                2,394
   Less dividends receivable as of December 31, 2002                                              (2,300)
                                                                                              -----------
   Interest and dividends paid to the Plan per the
     Form 5500                                                                                 $  85,847
                                                                                              ===========

6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 2003 stating that the Plan is qualified under then, Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust was exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                              Supplemental Schedule

                             Electro-Tec Corporation
                        Employee Retirement Benefit Plan

                     EIN: 59-1226757       Plan Number: 001

                    Schedule H, Line 4(i)--Schedule of Assets
                              (Held at End of Year)

                                December 31, 2002

                                                            DESCRIPTION OF INVESTMENT
       IDENTITY OF ISSUE, BORROWER,                INCLUDING MATURITY DATE, RATE OF INTEREST,            CURRENT
         LESSOR OR SIMILAR PARTY                        COLLATERAL, PAR OR MATURITY VALUE                 VALUE
-------------------------------------------------------------------------------------------------------------------
*Connecticut General Life Insurance Company
                                            Guaranteed Income Fund                                     $ 1,727,583
                                            Large Cap Growth/Goldman Sachs Fund                          1,224,886
                                            Actively Managed (Core) Bond Fund                              698,258
                                            Large Cap Value/John A. Levin & Co. Fund                       100,290
                                            INVESCO Dynamics Fund                                          524,824
                                            Balanced I/Wellington Fund                                     344,806
                                            Templeton Foreign Account                                      137,852
                                            Small Cap Value/TCW Fund                                        96,165
                                            Janus Worldwide Account                                         92,700
                                            Small Cap Growth/TimesSquare Fund                               52,131
                                            State Street Global Advisors Russell 3000 Account                9,940
                                            Janus Adviser Balanced Account                                   4,109
                                            Mid Cap Growth/Artisan Partners Fund                             3,888
                                            INVESCO Technology Account-Investor Class                          598
*Kaydon Corporation                         Kaydon Corporation common stock                                408,083
                                                                                                      -------------
                                                                                                       $ 5,426,113
                                                                                                      =============




*Party-in-interest.

                                 EXHIBIT INDEX




     Exhibit No.                      Description

         23                           Consent of Independent Auditors

         99.1                         Certification Pursuant to 18 U.S.C.
                                      Section 1350, As Adopted Pursuant to
                                      Section 906 of the Sarbanes-Oxley Act
                                      of 2002